U.S. Securities and Exchange Commission
                       Washington, D.C. 20549

                               FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                    Big Sky Industries VI, Inc.
           (Name of Small Business Issuer in its charter)

          Florida                                  59-3647189
 _______________________________             _________________________
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

211 Shell Point West, Maitland, Florida                      32751
----------------------------------------------------     ----------------
(Address of principal executive offices)                    (Zip Code)

Issuer's telephone number, (407) 628-9693





Securities to be registered under Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered



Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 Par Value
                       --------------------------------
                               (Title of class)


                              (Title of class)

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE COMPANY DOES NOT RECOMMEND INVESTMENT BY ANY INDIVIDUAL OR ENTITY THAT CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

<PAGE 2>

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

1.0  DESCRIPTION OF BUSINESS

1.1  FORWARD-LOOKING STATEMENTS

     This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about our future business plans and strategies, and most other statements that are not historical in nature. In this registration statement, forward-looking statements are generally identified by the words "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in Section 1.3. herein, include:

     1. changes in general economic and business conditions;
     2.   the level of demand for shell companies;
     3.   changes in our business strategies; and
     4.   federal, state and local regulations.

     The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our Company. See Section 1.3 "Risk Factors that Affect our Business".

1.2  BUSINESS DEVELOPMENT

     Big Sky Industries VI, Inc. was incorporated under the laws of the State of Florida on January 31, 2000 and is in its early developmental and promotional stages. Unless the context otherwise requires, all references to the "Company" "we" "our" and other similar terms shall mean Big Sky Industries VI, Inc. We are a "shell" company conducting virtually no business operation, other than our efforts to seek merger partners or acquisition candidates. We do not engage in any substantive commercial business or other business operations. We have no full time employees and we own no real estate.

     We are a corporate vehicle created to seek to effect a merger, exchange of capital stock, asset acquisition or other similar business combination (a "Business Combination") with an operating or development stage business (the "Target Business") which desires to employ our Company to become a reporting corporation under the Securities Exchange Act of 1934 ("Exchange Act"). Our Company elected to register the Company's common stock, par value $0.001 (the "Common Stock") pursuant to this Form 10-SB registration statement on a voluntary basis in order to create a reporting "shell" company. We have a shareholder base consisting of two shareholders and 1,050,000 shares of Common Stock outstanding, all of which are restricted pursuant to Rule 144 of the Securities Act

<PAGE 3>

of 1933, as amended (the "Securities Act"). See "Description of Securities". Pursuant to resolution of our Company's board of directors, no Business Combination may occur prior to our Company obtaining the requisite audited financial statements required pursuant to Form 8-K promulgated under the Exchange Act.

     Upon the effectiveness of this registration statement, we intend to seek potential business opportunities and effectuate a Business Combination with a Target Business with significant growth potential which, in the opinion of our management, could provide a profit to our Company and our
shareholders.   We intend to seek opportunities demonstrating the potential of long term growth as opposed to short term earnings. Our efforts in identifying a prospective Target Business are expected to emphasize businesses primarily located in the United States; however, we reserve the right to acquire a Target Business located primarily elsewhere. While we may, under certain circumstances, seek to effect Business Combinations with more than one Target Business, as a result of our limited resources, we will, in all likelihood, have the ability to effect only a single Business Combination. We may effect a Business Combination with a Target Business which may be financially unstable or in its early stages of development or growth. We will not restrict our search to any specific business, industry or geographical location, and we may participate in a business venture of virtually any kind or nature. Our present management may become involved in management of the Target Business and/or may hire qualified but as yet unidentified individuals to manage such Target Business. Presently, we have no plan, proposal, agreement, understanding or arrangement to acquire or merge with any specific business or company, and we have not identified any specific business or company for investigation and evaluation.

     The discussion of the proposed business under this caption and throughout this registration statement is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into a Business Combination with a Target Business.

1.3.0     RISK FACTORS THAT AFFECT OUR BUSINESS

     The following risk factors are inherent to and affect our Company's plan of business. The number and nature of all possible risks related to our Company cannot be ascertained. Many kinds of unanticipated events and circumstances may preclude the achievement of our stated objectives, preclude positive operating results and/or result in a total loss of investment.

Forward Looking Statements.

     This registration statement contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this section "Risk Factors that Affect Our Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated,

<PAGE 4>

believed, expected, planned, intended, estimated, projected or otherwise indicated. The following risk factors should be carefully considered, in addition to the other information contained in this registration statement.

1.3.1        RISKS RELATED TO OUR FINANCIAL CONDITION

Limited Basis to Evaluate Our Company's Prospects; Recently Organized Company; No Operating History.

         There is only a limited basis upon which to evaluate our Company's prospects for achieving our intended business objectives. We were incorporated on January 31, 2000. We are a development stage company which has no operating history, no revenues, and no present source of future revenues. To date, our entire activity has consisted of organizational activities and preparation for our proposed plan of business. See "Description of Business - Shell Corporation Discussion".

Management's Discussion and Analysis or Plan of Operation; Development Stage Company with Limited Resources, No Operations or Revenues Anticipated Prior to the Effectuation of a Business Combination; Potential for our Company's Cash Reserves to Be Depleted Prior to the Effectuation of a Business Combination.

         We are a development stage entity which has neither engaged in any operations nor generated any revenues to date. We will not achieve any revenues until, at the earliest, the consummation of a Business Combination, if at all. As of the date hereof, we have not attempted to seek a Business Combination and we cannot assure that any Target Business, whether at the time of our consummation of a Business Combination, or at any time thereafter, will derive any material revenues from its operations or operate on a profitable basis.

          We have limited resources and most of our working capital needs will be attributable to the identification of a suitable Target Business, and thereafter to effectuate a Business Combination with the Target Business. To the extent that a Business Combination does not occur with an identified Target Business, we will be unable to recoup the financial resources expended on searching for and analyzing the Target Business. Due to the possible indefinite period of time to consummate a Business Combination, and the nature and cost of our Company's expenses related to our search for and analysis of a Target Business, we cannot assure that until a Business Combination is consummated, our cash requirements will be sufficient. See "Management's Discussion and Analysis or Plan of Operation" and "Description of Business - Shell Corporation Discussion - Selection of a Target Business and Structuring of a Business Combination".

No Assurance of Availability of Additional Financing if the Company's Cash Reserves are Depleted Prior to the Effectuation of a Business Combination; Limited Ability to Evaluate Capital Requirements of a Target Business.

<PAGE 5>

         We cannot ascertain with any degree of certainty the capital requirements for any particular Business Combination. We may be required to seek additional financing, and we cannot assure that such financing would be available on acceptable terms, if at all. In the event we cannot identify a Target Business, negotiations are incomplete or we cannot consummate a Business Combination, and we expended all of our cash resources, we currently have no plans or arrangements to acquire additional financing which may be required to continue our operations. Further, if additional financing is unavailable and it is needed to consummate a particular Business Combination, we would likely be compelled to restructure the transaction or abandon that particular
Business Combination and seek an alternative Target Business candidate. See "Description of Business - Shell Corporation Discussion - Selection of a Target Business and Structuring of a Business Combination".

         In the event we consummate a Business Combination, we cannot ascertain with any degree of certainty the capital requirements for any particular Target Business inasmuch as we have not yet identified any prospective Target Business candidates. If the Business Combination results in the Target Business requiring additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the Target Business not having sufficient (i) credit or operating history; (ii) income stream; (iii) profit level; (iv) asset base eligible to be collateralized; or
(v) market for its securities. See "Description of Business - Shell Corporation Discussion - Selection of a Target Business and Structuring of a Business Combination".

1.3.2        RISKS RELATED TO OUR BUSINESS

      Like any business enterprise operating in a competitive market, we are subject to many business risks. Further, as a blank check company, we cannot presently ascertain the risks of any unidentified target or industry; therefore, many of the risks inherent in our business are unforeseeable and beyond our control We cannot assure that we will successfully effectuate a Business Combination with a Target Business or identify a Target Business that will be successful. Our failure to do so would materially adversely affect our Company. See "Description of Business - Shell Corporation Discussion".

No Specified Industry or Target Business; Inability to Evaluate the Merits or Risks of any Target Business or Industry.

         Since we have not yet selected a Target Business or any particular industry in which to concentrate our Business Combination efforts, we have no current basis to evaluate the possible merits or risks of a particular Target Business or industry in which our Company may ultimately operate. Therefore, we cannot assure that we will properly ascertain or assess all significant risk factors in connection with a Business Combination. Accordingly, we could identify and acquire a Target Business which could fail, resulting in the total loss of a shareholder's investment in the Company's Common Stock. See "Description of Business - Shell Corporation Discussion - No

<PAGE 6>

Specified Industry or Target Business.

Intense Competition From Other Blank Check Companies; No Assurance our Company Can Successfully Compete with Competitors or Effect a Business Combination with an Attractive Target Business.

         We expect to encounter intense competition from other blank check entities. Many of these entities are well-established and have extensive experience in connection with identifying and effecting Business Combinations directly or through affiliates. Many of these entities possess greater financial, marketing, technical, personnel and other resources than we do, and we cannot assure that we will have the ability to compete successfully. Our financial resources are relatively limited when contrasted with those of many of our competitors which could compel our Company to select certain less attractive Target Business'. See "Description of Business - Intense Competition from Other Blank Check Companies".

Probable Lack of Business Diversification; Dependance Upon a Single Business

        Since we have limited resources, we will likely effect only one
Business Combination; not several Business Combinations of entities operating in multiple industries or multiple areas of a single industry. Consequently, we will not have the ability diversify our operations or benefit from the possible spreading of risks or offsetting of losses. Accordingly, our prospect for success will be entirely dependent upon the future performance of a single business or dependent upon the development or market acceptance of a single or limited number of products, processes or services. Consequently, we cannot assure that the Target Business will prove to be commercially viable. See "Description of Business - Shell Corporation
Discussion - Probable Lack of Business Diversification".

Limited Ability to Ascertain the Competitive Environment of a Target Business or Industry.

         If we effect a Business Combination, we may become subject to intense competition from competitors of the Target Business who will likely possess greater financial, marketing, technical and other resources than the Target Business. We cannot presently ascertain the degree of competition characterizing the industry of any prospective Target Business. We cannot assure that, subsequent to a Business Combination, we will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry. See "Description of Business - Uncertainty of Competitive Environment of Target Business".

Probable Change in Control and Management; Reliance Upon Unidentifiable Management of Target Business; Limited Ability to Evaluate a Target Business' Management.

         The successful completion of a Business Combination will likely result in a change in control of our Company, and the resignation or removal of our Company's present officers and directors. We do not intend to retain an independent company to perform an analysis or any type of background

<PAGE 7>

investigation on the members of a potential Target Business's management. Accordingly, investors will be relying, in some significant respects, on the abilities of the management and directors of the Target Business who are unidentifiable as of the date hereof. We cannot assure that our assessment of a prospective Target Business' management will prove to be correct in connection with a Business Combination, especially in light of the possible inexperience of our Company's current management in evaluating certain types of businesses.
In addition, we cannot assure that the future management will have the necessary skills, qualifications or abilities to manage a public company's operational activities. See "Description of Business - Shell Corporation Discussion - 'Selection of a Target Business and Structuring of a Business Combination' and 'Limited Ability to Evaluate Target Business' Management'".

No Assurance of Favorable Tax Treatment in Connection with a Business
Combination.

        We cannot assure that the Internal Revenue Service (the "IRS") or appropriate state tax authorities will ultimately assent to our tax treatment of a consummated Business Combination. If IRS or state tax authorities recharacterize the tax treatment of our Business Combination, there may be adverse tax consequences to our Company, the Target Business and their respective shareholders. See "Description of Business - Shell Corporation Discussion - Selection of a Target Business and Structuring of a Business Combination".

Dependence upon Management; Potential Material Adverse Effect on the Company in the Event of Loss of Management's Services.

         Our ability to successfully effect a Business Combination will be largely dependent upon the efforts of our sole officer and director, Mr. Ramon Chimelis. We anticipate that Mr. Chimelis is the only person whose activities will be material to our operations pending our identification and consummation of a Business Combination. He is the only person who has been instrumental in arranging the capitalization of our Company to date. We have not entered into an employment agreement with Mr. Chimelis, and the loss of the services of Mr. Chimelis before a suitable replacement is obtained could have a material adverse effect on our capacity to successfully achieve our
business objectives.   See "Directors and Executive Officers,  Promoters
and Control Persons".

No Opportunity for Shareholder Evaluation or Approval of Business
Combinations; Potential Loss of Dissenter's Rights.

         Our non-affiliate shareholders will in all likelihood neither receive nor otherwise have the opportunity to evaluate any financial or other information in connection with selecting a potential Business Combination. As a result, our non-affiliate shareholders will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to our Company's Common Stock) to shareholders disapproving the proposed Business Combination. See "Description of Business - Shell Corporation Discussion - No

<PAGE 8>

Opportunity for Shareholder Evaluation or Approval of Business Combinations".

Potential Inability to Retain Outside Advisors; No Opportunity for Shareholders to Select Outside Advisors; No Continuous Fiduciary Duty to the Company by Outside Advisors.

         Our success may be dependent upon our ability to retain additional personnel with specific knowledge or skills necessary to assist our Company in evaluating a potential Business Combination. These persons may consist of accountants, technical experts, appraisers, attorneys, or other consultants or advisors. We cannot assure that our limited resources will enable us to retain such necessary additional personnel. Also, the selection of any such advisors will be made by our management without any input from shareholders; and such outside advisors will likely not owe a continuing fiduciary duty or other obligation to our Company. See "Description of Business - Shell Corporation Discussion - Selection of a Target Business and Structuring of a Business Combination".

Management Not Required to Commit Their Full Time to the Affairs of the Company; Management's Potential Conflicts of Interest in Presenting Business Opportunities to the Company as a Result of Multiple Affiliations.

         It is anticipated that Mr. Chimelis, our sole officer and director, will devote approximately 5% of his time to our affairs. Since Mr. Chimelis is not required to commit his full time to our affairs, Mr. Chimelis may have conflicts of interest in allocating management time among various business activities. Certain activities which may be performed by Mr. Chimelis in connection with his other business affiliations may be deemed competitive with our business. Additionally, Mr. Chimelis may become aware of investment and business opportunities which may be appropriate for presentation to our Company, as well as the other entities with which he is affiliated. As a result, Mr. Chimelis may have conflicts of interest in determining to which entity a particular business opportunity should be presented. As a result of multiple business affiliations, Mr. Chimelis may have similar legal obligations relating to presenting certain business opportunities to the various entities upon which he serves as a director. We cannot assure that any of the foregoing conflicts will be resolved in favor of our Company. See "Description of Business - Shell Corporation Discussion - 'Selection of a Target Business and Structuring of a Business Combination' and 'Conflicts of Interest'".

1.3.3        RISKS RELATED TO OUR COMMON STOCK

Voting Control of Management; Management's Ability to Control the Company's Affairs and Operations; No Disinterested Members of the Board of Directors.

         Our management owns 100% of the issued and outstanding shares of our common stock. The Company's Articles of Incorporation do not provide for cumulative voting for the election of directors. Consequently, even if additional shares of our common stock are issued, so long as management continues to own in excess of 50% of our issued and outstanding shares of common stock, management can elect all of our directors, appoint officers and otherwise control our affairs

<PAGE 9>

and operations. Further, our board of directors currently has no formal committees, such as a compensation committee or an audit committee, and most likely will not form such committees until some time after the consummation of a Business Combination. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Our Securities".

Potential Securities Sales by Affiliate Shareholders.

         If additional shares of our common stock are issued, Mr. Chimelis may actively negotiate or otherwise consent to the purchase of a portion of his Common Stock as a condition to, or in connection with, a Business Combination. In this process, Mr. Chimelis may consider his own personal pecuniary benefit rather than the best interests of our other shareholders, if any, and the other Company shareholders are expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Description of Business - Shell Corporation Discussion - 'Conflicts of Interest' and 'Selection of a Target Business and Structuring of a Business Combination'".

Indemnification of Officers and Directors; Loss of Certain Anti-takeover Protections Due to Election out of Anti-takeover Statutes.

         Our Articles of Incorporation provide, among other things, that (i) our officers and directors will be indemnified to the fullest extent permitted under Florida law; and (ii) our Company has elected not to be governed by Sections 607.0901 and 607.0902 of the Florida Business
Corporation Act and other laws relating thereto (the "Anti-Takeover Sections").

         Because of our Company's election not to be governed by the Anti-Takeover Sections, we will not be subject to the provisions of Florida law which provide that certain transactions between our Company and an "interested shareholder" or any affiliate of the "interested shareholder" be approved by two-thirds of our Company's outstanding shares. An "interested shareholder" as defined in Section 607.0901 of the Florida Business
Corporation Act is any person who is the beneficial owner of more than 10% of the outstanding shares of the company who is entitled to vote generally in the election of directors. In addition, because of our Company's election not to be governed by the Anti-Takeover Sections, our Company will not have the alleged assistance against unfriendly take-over attempts purportedly provided by that statute. See "Description of Business - Shell Corporation Discussion - 'Selection of a Target Business and Structuring of a Business Combination' and 'Conflicts of Interest'".

No Public Trading Market for our Company's Securities; No Assurance That a Public Trading Market Will Develop.

         No public trading market for our Common Stock exists. We cannot assure that a regular trading market will develop for the shares of our Common Stock or that, if developed, any such market will be sustained.
Trading of our Common Stock will likely be conducted through what is customarily known as the Over-The-Counter Bulletin Board. Any market for our Common Stock

<PAGE 10>

which may result will likely be less well developed than if the Common Stock were traded on the NASDAQ or an exchange. See "Description of Business - Shell Corporation Discussion - Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability" and Part II "Market for Common Equity and Related Stockholder Matters - Market Information".

Likelihood that Our Company's Securities will be Subject to the SEC's Penny Stock Regulations; Potential Difficulties in Reselling Securities.

         Our Company's securities, if and when available for trading, will likely be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our Common Stock becomes subject to the penny stock rules, shareholders may find it more difficult to resell their shares of Common Stock. See "Description of Business - Shell Corporation
Discussion - Penny Stock Regulations - State Blue Sky Restrictions - Restrictions on Marketability" and Part II "Market for Common Equity and Related Stockholder Matters - Market Information".

Authorization of Additional Securities; Likelihood That a Substantial Amount of Additional Securities Will Be Issued in Connection with a Business Combination; Potential Adverse Effect on the Market Price of Such Securities.

         Our Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock, par value $.001 per share. We will, in all likelihood, issue a substantial number of additional shares of Common Stock in connection with a Business Combination. To the extent that we issue additional shares of Common Stock, our shareholder's interests will be diluted. Additionally, if we issue a substantial number of shares of Common Stock in connection with a Business Combination, a change in control of our Company is likely to occur which may impact, among other things, the utilization of net operating losses, if any. Furthermore, the issuance of a substantial number of shares of Common Stock may cause dilution and adversely affect prevailing market prices, if any, for our Common Stock. See "Description of Business - Shell
Corporation Discussion - Selection

<PAGE 11>

of a Target Business and Structuring of a Business Combination" and "Description of Securities".


Shares Eligible for Future Sale; Potential Adverse Effect on Any Future Market Price of Securities from Sales of Restricted Stock; Potential Adverse Effect on the Company's Ability to Raise Capital Through the Sale of its Securities.

         Presently, all of the 1,050,000 shares of Common Stock issued and outstanding are "restricted securities", as that term is defined under Rule 144 ("Rule 144"), promulgated under the Securities Act. So long as all of the conditions of Rule 144 are met; in February, 2001, all 1,050,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. We cannot assure; however, that Rule 144 will be available at any time for any shareholder's shares. The staff at SEC's Division of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the
Securities Act.   We cannot predict the effect, if any, that sales of
"restricted" shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for our Common Stock and could impair our ability to raise capital through the sale of our equity securities. See "Security Ownership of Certain Beneficial Owners and Management" and Part II "Market For Common Equity and Related Stockholder Matters".

Payment of Dividends Unlikely.

         We have not paid any dividends on our Common Stock to date and we do not presently intend to pay cash dividends prior to the consummation of a Business Combination. See "Description of Securities - Dividends".

1.4.0        SHELL CORPORATION DISCUSSION

1.4.1        OUR  BACKGROUND INFORMATION

      Since we conduct virtually no business operations, other than our efforts to effectuate a Business Combination, we can be characterized as a "shell" corporation. As a shell corporation, we face special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. Further, as a new or "start-up" company, we face all of the unforeseen costs, expenses, problems, and difficulties related to new companies. We are dependent upon our sole officer and director, Mr. Chimelis and his efforts to effectuate a Business Combination. Accordingly, our non-management shareholders will not have an opportunity to evaluate the specific merits or risks of any one or more Business Combinations and will have no control over the decision making relating to a Business Combination. In the event we lose the services of Mr. Chimelis, our Company could be adversely affected.

<PAGE 12>

      Due to the limited capital available to our Company, the consummation of a Business Combination will likely involve the acquisition of, or merger or consolidation with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it might deem to be the adverse consequences of undertaking a public offering itself, such as the time delays and significant expenses incurred to comply with the various federal and state securities laws that regulate initial public offerings. A Target Business might desire, among other reasons, to create a public market for their shares in order to enhance liquidity for current shareholders, facilitate raising capital through the public sale of securities of which a prior existence of a public market for its securities exists, and/or acquire additional assets through the issuance of securities rather than for cash.

      No trading market in our Common Stock presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our Common Stock until such time as a Business Combination occurs with a Target Business. We cannot assure that subsequent to such a Business Combination that a trading market in our Common Stock will develop. Presently, all of our Company's outstanding securities, which includes all shares of its Common
Stock, are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). So long as all of the conditions of Rule 144 are met; in February, 2001, 1,050,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. We cannot assure; however, that Rule 144 will be available at any time for any shareholder's shares. The staff at the SEC's Division of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. See "Description of Securities".

      We cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years. Additionally, we cannot assure that we will be able to effectuate a Business Combination on terms favorable to our Company. We might identify and effectuate a Business Combination with a Target Business which proves to be unsuccessful for any number of reasons, many of which are due to the fact that the Target Business is not identified at this time. If this occurs, our Company and our shareholders might not realize any type of profit.

1.4.2        NO SPECIFIED INDUSTRY OR TARGET BUSINESS.

      We will seek to acquire a Target Business without limiting our self to a particular industry. Most likely, the Target Business will be primarily located in the United States, although we reserve the right to acquire a Target Business primarily located outside the United States. In seeking a Target Business, we will consider, without limitation, businesses which offer or provide services or develop, manufacture or distribute goods in the United States or abroad, including, without limitation, in the following areas:

<PAGE 13>

      1. voice and data information processing and transmission and related technology development,
      2.     health care and health products,
      3.     educational services,
      4.     environmental services,
      5. consumer-related products and services (including amusement, entertainment and/or recreational services),
      6.     personal care services,
      7. business to business services and/ or products via the Internet;
      8. business to consumer services or products via the Internet; or
      9.     wholesale or retail distribution.

      To date, we have not selected any particular industry or any Target Business in which to concentrate our Business Combination efforts.
Accordingly, we are only able to make general disclosures concerning the risks and hazzards of effectuating a Business Combination with a Target
Business since there is presently no current basis for our Company to evaluate the possible merits or risks of the Target Business or the particular industry in which we may ultimately operate. Any Target Business that is selected will be required to have audited financial statements prior to the commencement of a the Business Combination. To the extent we effectuate a Business Combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), we will become subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent we effectuate a Business Combination with a Target Business in an industry characterized by a high level of risk, we will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or Target Business, we cannot assure that we will properly ascertain or assess all significant risk factors.

1.4.3        PROBABLE LACK OF BUSINESS DIVERSIFICATION.

      As a result of the limited resources of our Company, we will in all likelihood have the ability to effect only one Business Combination. Accordingly, our prospects for success will be entirely dependent upon the future performance of a single business. Unlike certain entities that have the resources to consummate several Business Combinations or entities operating in multiple industries or multiple segments of a single industry, it is highly likely that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. Our Company's probable lack of diversification could subject our Company to numerous economic, competitive and regulatory developments, any or all of which may have a material adverse impact upon the particular industry in which we may operate subsequent to the consummation of a Business
Combination. Our prospects for success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Accordingly, notwithstanding the possibility of our management's assistance to the Target

<PAGE 14>

Business, we cannot assure that the Target Business will prove to be commercially viable.

1.4.4        OUR LIMITED ABILITY TO EVALUATE A TARGET BUSINESS' MANAGEMENT.

      While our ability to successfully effect a Business Combination will be dependent upon our management personnel, the future role of such personnel in the Target Business cannot presently be stated with any certainty. It is unlikely that our management personnel will remain associated in any operational capacity with the Company following a Business Combination. Moreover, we cannot assure that our management personnel will have any experience or knowledge relating to the operations of the particular Target Business.

      We intend to closely scrutinize the management of a prospective Target Business in connection with evaluating the desirability of effecting a Business Combination; however, we cannot assure that our assessment of that management will prove to be correct, especially since Mr. Chimelis is not a professional business analysts. See "Directors, Executive Officers, Promoters and Control Persons". Accordingly, we will be dependant, in some significant respects, on the ability of the management of the Target Business who are presently unidentifiable. Also, we cannot assure that the future management will have the necessary skills, qualifications or abilities to manage a public company. We may seek to recruit additional managers to supplement the incumbent management of the Target Business; however, we cannot assure that we will have the ability to recruit any additional managers, or that any additional managers recruited will have the requisite skill, knowledge or experience necessary or desirable to enhance the incumbent management.

1.4.5 NO OPPORTUNITY FOR SHAREHOLDER EVALUATION OR APPROVAL OF BUSINESS COMBINATIONS.

      Our non-affiliate shareholders will likely neither receive nor otherwise have the opportunity to evaluate any financial or other information which we receive in connection with selecting a potential Target Business until after we have entered into an agreement to effectuate a Business Combination. However, depending on its structure, the Business Combination agreement may be subject to shareholder approval pursuant to applicable law. As a result, non-affiliate shareholders of the Company will be almost entirely dependent on the judgment and experience of management in connection with the selection and ultimate consummation of a Business Combination. In addition, under Florida law, the form of Business
Combination could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to the Company's Common Stock) to shareholders disapproving the proposed Business Combination.

1.4.6        SELECTION OF A TARGET BUSINESS AND STRUCTURING OF A
             BUSINESS COMBINATION.

      We anticipate that the selection of a Target Business will be complex and risky because of competition for such business opportunities among all segments of the financial community. The nature of our search for a Target Business requires maximum flexibility inasmuch as we will be required to consider various factors and circumstances which may preclude meaningful direct comparison among the various business enterprises, products or services investigated. The likelihood

<PAGE 15>

that we will effectuate only one Business Combination with one Target Business will not permit us to offset potential losses from one venture against profits from another. Our management will have virtually unrestricted flexibility in identifying and selecting a prospective Target Business. In addition, in evaluating a prospective Target Business, our management will consider, among other factors, the following factors which are not listed in any particular order:

      1. financial condition and results of operation of the Target Business;
      2. growth potential and projected financial performance of the Target Business and the industry in which it operates;
      3. experience and skill of management and availability of additional personnel of the Target Business;
      4.     the capital requirements of the Target Business;
      5. the availability of a transaction exemption from registration pursuant to the Securities Act for the Business Combination;
      6.     the location of the Target Business;
      7.     competitive position of the Target Business;
      8. the stage of development of the product, process or service of the Target Business;
      9. the degree of current or potential market acceptance of the product, process or service of the Target Business;
      10. the possible proprietary features and possible other protection of the product, process or service of the Target Business;
      11. the regulatory environment of the industry in which the Target Business operates;
      12.    the costs associated with effecting the Business
             Combination; and
      13. the equity interest in and possible management participation in the Target Business.

      The foregoing criteria are not intended to be exhaustive; any evaluation relating to the merits of a particular Business Combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in connection with effecting a Business Combination consistent with our business objective. In many instances, we anticipate that the historical operations of a Target Business may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a Target Business to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.
Because we may engage in a Business Combination with a newly organized entity or with an entity which is entering a new phase of growth, we will incur further risks, because in many instances, management of the Target Business will not have proven its abilities or effectiveness, the eventual market for the products or services of the Target Business will likely not be established, and the Target Business may not be profitable subsequent to a Business Combination.

<PAGE 16>

      Our limited funds and lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a Target Business before we commit our capital or other resources thereto. Our decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the Target Business seeking to effectuate a Business Combination with our Company. In connection with our evaluation of a prospective Target Business, we anticipate that we will conduct a due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial or other information which will be made available to our Company.
We cannot presently ascertain with any degree of certainty the time and costs required to select and evaluate a Target Business (including conducting a due diligence review) and to structure and consummate the Business Combination (including negotiating relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws).

      Our Company's sole officer and director, Mr. Chimelis, intends to devote only a small portion of his overall time, approximately 5%, to our affairs and, accordingly, consummation of a Business Combination may ultimately require a greater period of time than if Mr. Chimelis devoted his full time to our Company's affairs. However, Mr. Chimelis intends to devote as much time as he deems reasonably necessary, when necessary, up to 100%, to carry out our Company's business and affairs, including the evaluation of potential Target Businesses and the negotiation of a Business Combination.
As a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a Target Business or are engaged in the active negotiation of a Business Combination.

      Any costs we incur in connection with the identification and evaluation of a prospective Target Business with which a Business Combination is not ultimately consummated will result in a loss to our Company and reduce the amount of available capital we would otherwise have in order to complete a Business Combination. In the event we deplete our present cash reserves, we might be forced to cease operations and a Business Combination might not occur.

      We anticipate that we will locate and make contact with Target
Businesses primarily through the reputation and efforts of Mr. Chimelis, who will meet personally with existing management and key personnel, visit and inspect material facilities, assets, products and services belonging to such prospects, and undertake such further reasonable investigation as Mr.
Chimelis deems appropriate. Mr. Chimelis does not intend to actively solicit or contact prospective Targets directly. Mr. Chimelis primary occupation is that of private investor who invests primarily in equity securities, and he believes that prospective Target Businesses will be referred to the Company through his network of business contacts. See "Directors, Executive Officers, Promoters and Control Persons". Although existing and potential affiliates of Mr. Chimelis may be considered potential Target Businesses; we will not engage in any discussions regarding the possibility a Business

<PAGE 17>

Combination with these entities until after the effective time of this registration statement. We have no present intention to consummate a Business Combination with a Target Business in which our Company's management, promoters, or their affiliates or associates directly or indirectly have a pecuniary interest, although we have no existing corporate policies to prevent this from occurring.

      We also expect that many prospective Target Businesses will be brought to our attention from various other non-affiliated sources, including our attorneys and accountants, securities broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community. We will not advertise or promote our Company in any financial or trade publications, or any other type of written publications, or other type of media, to seek potential Target Businesses. Although we have no current plans to do so, we may engage the services of professional firms that specialize in finding business acquisitions and pay a finder's fee or other compensation. Since we have no current plans to utilize any outside consultants or advisors to assist in a Business Combination, no policies have been adopted regarding the use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, due to our limited resources, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. In no event will our Company pay a finder's fee or commission to any of our Company's officers or directors or any entity with which they are affiliated for such service. Moreover, in no event shall our Company issue any of our securities to any officer, director or promoter of our Company, or any of their respective affiliates or associates, in connection with activities designed to locate a Target Business.

      As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of a Business Combination. We will evaluate the possible tax consequences of any prospective Business
Combination and will endeavor to structure a Business Combination so as to achieve the most favorable tax treatment to our Company, the Target Business and their respective stockholders. We cannot assure that the Internal Revenue Service or relevant state tax authorities will ultimately assent to our tax treatment of a particular consummated Business Combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately prevail in recharacterizing a Business Combination's tax treatment, our Company and the Target Business and their respective stockholders could experience adverse tax consequences. Tax considerations, as well as other relevant factors, will be evaluated in determining the precise structure of a particular Business Combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

      Other than as described in this registration statement, we presently have no commitments to issue any shares of Common Stock, preferred stock, options or warrants, however we will, in all likelihood, issue a substantial number of additional shares in connection with the consummation of a Business Combination. To the extent we issue additional shares, dilution to the interests of the our shareholders will occur. Additionally, if we issue a substantial number of shares of Common Stock in connection with the consummation of a Business Combination, a change in control of our Company is likely to occur which will likely affect, among other things, our ability to utilize net


<PAGE 18>

operating loss carry forwards, if any. Any such change in control may also result in the resignation or removal of our Company's present officer and director. If a change in management occurs, we cannot assure that the new management will posses the requisite experience or qualification to competently manage our Company. We consider it likely that in order to consummate a Business Combination, a change in control will occur; therefore, we anticipate offering a Target Business a controlling interest in our Company in order to effectuate a Business Combination.

      Our management may actively negotiate for or otherwise consent to the disposition of any portion of their Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by management or affiliates of management. No other shareholders of our Company will likely be afforded the right to sell their shares of Common Stock in connection with a Business Combination on the same terms that management will be provided. See "Description of Business -Shell Corporation - Conflicts of Interest".

      Pursuant to Sections. 607.0901(5) and 607.0902(5) of the Florida Business Corporation Act, our Company has inserted certain provisions in its articles of incorporation which have the effect of removing our Company from the purview of the affiliated transaction and control-share acquisition statutes promulgated under Sections 607.0901 and 607.0902 of the Florida Business Corporation Act and hence, the protections afforded by such statutes.

1. Section. 607.0901 of the Florida Business Corporation Act imposes limitations on the exercise of corporate control, directly or indirectly, by a beneficial owner of more than 10% of a corporation's outstanding voting stock (an "interested shareholder"). The corporation's "disinterested directors" as defined therein, or a supermajority of the corporation's shareholders (other than the interested shareholder and related parties) are required to approve certain business combinations and corporate transactions with the interested shareholder or any entity or individual controlled by the interested shareholder ("affiliated transaction"), unless certain statutory exemptions apply, or the corporation has opted out of the affiliated transactions statute.

      The stated purpose of the affiliated transactions statute is to assure that Florida shareholders who do not tender their shares in a hostile takeover offer receive a fair price for those shares in a second-step, freeze-out transaction. By removing the Company from the purview of Florida's affiliated transaction statute, the consideration received by selling shareholders in a "second-step" transaction could be less than the consideration received by the selling
      shareholders in the initial transaction.   See "Certain
      Relationships and Related Transactions".

2. Section. 607.0902 of the Florida Business Corporation Act denies corporate control to an acquirer of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein. Voting rights may be reinstated to the extent provided in a shareholders' resolution approved

<PAGE 19>

      by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation"). The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected.

      The stated purpose of the control share acquisitions statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is desirable. By removing the Company from the purview of Florida's control-share acquisition statute, shares of an "issuing public corporation" acquired pursuant to a control acquisition are not deemed to be "control-share acquisitions", which, in the Company's case, effectively denies non-management/affiliate shareholders an opportunity to approve or consent to an acquirer's purchase of such management or affiliate's stock pursuant to a Business Combination. See "Description of Business - Shell Corporation Discussion - Conflicts of Interest" and "Certain Relationships and Related Transactions".

      Presently, we are not limited in our ability to borrow funds to increase the amount of capital available to our Company to effect a Business Combination or otherwise finance the operations of the Target Business. However, our limited resources and lack of operating history could make it difficult for our Company to borrow additional funds from other sources. The amount and nature of any loan we obtain will depend on numerous considerations, including our capital requirements, a potential lenders' evaluation of our ability to meet debt service on loans and the then prevailing conditions in the financial markets, as well as general economic conditions. We have no arrangements with any bank or financial institution to secure additional debt financing, and we cannot assure that any available debt financing would be available on terms commercially acceptable or otherwise in the best interests of our Company. Our inability to secure additional financing to effect or facilitate a Business Combination, or to provide funds for an additional infusion of capital into a Target Business, may have a material adverse effect on our financial condition and future prospects, including our ability to effect a Business Combination. In the event we ultimately obtain debt financing, we will be subject to the various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a Target Business may have already incurred debt financing and, therefore, all the risks inherent thereto.

      If we issue our Company's securities in connection with a Business Combination, the securities must either be issued in reliance upon exemptions from registration under applicable federal or state securities laws, or registered for public distribution. We intend to primarily target only those companies where an exemption from registration would be available since registration of securities typically requires significant costs, and time delays are typically encountered. However,

<PAGE 20>

since the structure of the Business Combination has yet to be determined, we cannot assure that we will be able to rely upon any registration exemptions.
In addition, if a market for our Common Stock ultimately develops, of which we cannot assure, the issuance of additional securities, and their potential sale in the trading market, could depress the market price of our Common Stock. Further, our Company's issuance of additional securities in connection with a Business Combination would dilute any then present shareholder's securities holdings.

      Due to our small size and limited capital, our ability to raise additional capital if and when needed could be limited. Until such time as our Company consummates a Business Combination and generates revenues sufficient to cover our operating costs, at some point in time we will likely require additional funds in order to continue our operations, and we cannot assure that additional funds will be available to our Company.

1.4.7        CONFLICTS OF INTEREST.

      Mr. Chimelis, our sole officer and director is not required to commit his full time to our Company's affairs and, accordingly, Mr. Chimelis may have conflicts of interest in allocating management time among various business activities. Mr. Chimelis may engage in other business activities similar and dissimilar to those engaged in by the Company. To the extent that Mr. Chimelis engages in such other activities, he will have possible conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than diverting such opportunities to our Company.
Presently, Mr. Chimelis is a private investor who invests primarily in equity securities. Further, Mr. Chimelis has formed nine other shell corporations simultaneously with the formation of our Company, which have a structure and a
business plan identical to that of our Company.   It is possible that Mr.
Chimelis will form additional shell corporations in the future, with a business plan similar or identical to that of the Company. See "Directors, Executive Officers, Promoters and Control Persons - Other Blank Check Activities".

      In the course of his other business activities, including private investment activities, Mr. Chimelis may become aware of investment and business opportunities which may be appropriate for presentation to our Company as well as the other entities with which he is affiliated. Consequently, Mr. Chimelis may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

      A director's duty of loyalty to a corporation includes an obligation not to usurp business opportunities that, in fairness, should belong to the corporation. In general, officers and directors of a corporation incorporated under the laws of the State of Florida have a fiduciary duty to make available to such corporation business opportunities that they become aware of through their association with the corporation. If a Florida court finds that an officer or director has violated this obligation, the court may require the director or officer to pay over to the corporation all profits made from the transaction or to convey to the corporation any assets that might have been acquired

<PAGE 21>

by the corporation but for the disloyal act of the director or officer. Accordingly, as a result of multiple business affiliations, Mr. Chimelis may have similar legal obligations relating to presenting certain business opportunities to multiple entities. In addition, conflicts of interest may arise in connection with evaluations of a particular business opportunity by our board of directors with respect to the foregoing criteria. We cannot assure that any of the foregoing conflicts will be resolved in favor of our Company.
In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, we will not consider Business Combinations with entities owned or controlled by our officers, directors, greater than 10% shareholders or any person who directly or indirectly controls, is controlled by or is under common control with our Company. We may consider Business Combinations with entities owned or controlled by persons other than those persons described above. We cannot assure that any of the foregoing conflicts will be resolved in favor of our Company.

      Mr. Chimelis may actively negotiate for or otherwise consent to the disposition of any portion of his Common Stock as a condition to or in connection with a Business Combination. Therefore, it is possible that the terms of any Business Combination will provide for the sale of some shares of Common Stock held by Mr. Chimelis or his affiliates. Pursuant to Section. 607.0902(5) of the Florida Business Corporation Act, the Company has inserted certain provisions in its articles of incorporation which has the effect of removing the Company from the purview of the control-share acquisition statute promulgated under Section 607.0902 of the Florida Business
Corporation Act, and hence, the protection afforded by that statute. Thus, it is likely that our other shareholders will not be afforded the right to sell their shares of Common Stock in connection with a Business Combination pursuant to the same terms that Mr. Chimelis will be provided. Also, these other shareholders will not be afforded an opportunity to approve or consent to Mr. Chimelis' sale of his shares. See "Description of Business - Shell Corporation - Selection of a Target Business and Structuring of a Business Combination". It is likely that Mr. Chimelis' sale of his securities to a Target Business would be at a price substantially higher than that which he originally paid; however, any such sale would be determined entirely by the largely unforeseeable terms of a future agreement with a yet unidentified
Target Business.

1.5   INTENSE COMPETITION FROM OTHER BLANK CHECK COMPANIES.

      We expect to encounter intense competition from other entities having a business plan similar to our business plan. Many of these entities, including venture capital partnerships and corporations, blind pool companies, large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in connection with identifying and effecting Business Combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than our Company and we cannot assure that we will have the ability to compete successfully. Our financial resources will be limited in comparison to those of many of our competitors. This inherent competitive limitation could compel us to select certain less attractive Target Businesses for a Business Combination. We cannot assure that any Target Businesses will enable us to meet our stated business objective. We believe, however, that our status as a reporting

<PAGE 22>

public entity could give us a competitive advantage over privately held entities having a business plan similar to our business plan.

1.6   UNCERTAINTY OF COMPETITIVE ENVIRONMENT OF TARGET BUSINESS.

         In the event we effectuate a Business Combination, we will likely become subject to intense competition from competitors of the Target Business. Certain industries which experience rapid growth frequently attract an increasingly larger number of competitors, including competitors with increasingly greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective Target Business cannot presently be ascertained. We cannot assure that, subsequent to a Business Combination, we will have the resources to compete effectively, especially to the extent that the Target Business is in a high-growth industry.

1.7.0        FEDERAL AND STATE STATUTES AND REGULATIONS THAT AFFECT OUR
             COMPANY

1.7.1        PENNY STOCK REGULATION - STATE BLUE SKY RESTRICTIONS
             - RESTRICTIONS ON MARKETABILITY.

      The Securities and Exchange Commission (the "SEC") has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse).

      For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of shareholders of the Company to sell their shares of Common Stock in the secondary market.

      In addition, the SEC has adopted a number of rules to regulate "penny stocks", which include Section 3(a)(51)(A) and Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because our securities may constitute "penny stocks" within the meaning of the rules, the rules would apply to our Company and our securities. The rules may further affect the ability of our shareholders to sell their shares in any public market which might develop.

      Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include

<PAGE 23>

1. control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
2. manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
3. "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
4. excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
5. the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

      We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.

      Presently we have 50,000,000 shares of authorized Common Stock with 1,050,000 shares of Common Stock outstanding. See "Description of Securities". No trading market in our securities presently exists. In light of the restrictions concerning shell companies contained in many state blue sky laws and regulations, it is not likely that a trading market will be created in our securities until such time as a Business Combination occurs with a Target Business. However, we cannot assure that a trading market in our securities will develop subsequent to a Business Combination. Presently, all of our outstanding securities, which includes all shares of its Common Stock, are restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). So long as all of the conditions of Rule 144 are met; in (i) February, 2001, 1,050,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. We cannot assure; however, that Rule 144 will be available at any time for any shareholder's shares. The staff at SEC's Division of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act. See "Description of Securities".

1.7.2        REQUISITE AUDITED FINANCIAL STATEMENTS.

      Under the Federal securities laws, companies reporting under the Exchange Act must furnish stockholders certain information about significant acquisitions, which information may require audited financial statements for a Target Business with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, our policy is to only effect a Business Combination with a Target Business that has available the requisite audited financial statements. "Description of Securities - Securities Exchange Act of 1934".

<PAGE 24>

1.7.3        OTHER REGULATIONS

      We may participate in a Business Combination by purchasing, trading or selling the securities of a Target Business. We do not, however, intend to engage primarily in such activities. We intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

      Our plan of business may involve changes in our capital structure, management, control and business, especially if we consummates a Business Combination as discussed above. Each of these areas is regulated by the Investment Act in order to protect purchasers of investment company securities. Since we do not intend to act as an investment company, as defined in the Investment Act, we will not register as an investment company, and shareholders will not be afforded the protections afforded by the Investment Act.

             Any securities of a Target Business which we acquire pursuant to a Business Combination will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Although our plan of operation does not contemplate the resale or "spin off" transaction of an acquired Target Business' securities, if we subsequently elect to resell or "spin off" the Target Business' securities, either an exemption from registration must be available, or a registration statement must be declared effective by the SEC. Section 4(1) of the Securities Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, could possibly be available to permit a private sale of a Target Business' securities to a limited number of third persons; but it would not be available for a "spin off" transaction which would likely require registration of such specific securities or the class of such securities.

         If we consummate a Business Combination with a Target Business which operates in an industry which is regulated or licensed by federal, state or local authorities, compliance with such regulations could be a time-consuming and expensive process.

1.8   FACILITIES.

      Our executive and business offices consist of office space located at 211 Shell Point West, Maitland, Florida 32751. Pursuant to an oral arrangement, we sub-lease our office space on a month-to-month basis free of charge from Mr. Chimelis, our sole officer and director. We believe this office space is adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Description of Property" and "Certain Relationships and Related Transactions".

<PAGE 25>

1.9   EMPLOYEES.

      We are presently in our development stage and have no full time employees. We expect to use consultants, attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees while we are seeking and evaluating Target Businesses. Our need for employees and their availability will be addressed in connection with the decision whether or not to consummate a specific Business Combination.

2.0   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

      This registration statement on Form 10-SB should be read in conjunction with our audited financial statements attached hereto and included as part of this Form 10-SB registration statement. This registration statement on Form 10-SB contains forward-looking statements. For this purpose, any statements contained in it that are not statements of historical fact should be regarded as forward looking statements. For example, the words "believes,"
"anticipates," "plans," and "expects" are intended to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by such forward-looking statements.

2.1   PLAN OF OPERATION

      We are presently a development stage company conducting virtually no business operation, other than our efforts to effect a Business Combination with a Target Business which we consider to have significant growth potential. To date, we have neither engaged in any operations nor generated any revenue. We receive no cash flow. We will carry out our plan of business as discussed above. See "Description of Business". We cannot predict to what extent our liquidity and capital resources will be diminished prior to the consummation of a Business Combination or whether our capital will be further depleted by the operating losses, if any, of the Target Business which we ultimately effectuate a Business Combination with.

      Since inception, we have received a cash infusion of $1,000.00. With the exception of certain other professional fees and costs related to a Business Combination, we expect that we will incur minimal operating costs and meet our cash requirements during the next 12 months. It is likely, however, that a Business Combination might not occur during the next 12 months. In the event we deplete our present cash reserves prior to the effectuation of a Business Combination, we may cease operations and a Business Combination may not occur. We have no commitments of any kind from any person to provide us with additional funds. Accordingly, we cannot assure that any additional funds will be available to our Company to enable us to pay our expenses. In the event we elect to raise additional capital prior to the effectuation of a Business Combination, we expect to do so through the private placement of restricted securities rather than through a public offering. We do not currently contemplate making a Regulation S offering.

      Since inception, all of our Company's out of pocket expenses, which approximated $1,500.00 were paid pursuant to a $1,000.00 capital infusion made to our Company by Mr. Chimelis

<PAGE 26>

in exchange for 1,000,000 shares of Common Stock and loans to our Company made by Mr. Chimelis. See "Recent Sales of Unregistered Securities".

      Regardless of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate service providers by issuances of stock in lieu of cash. See "Certain Relationships and Transactions".

3.0   DESCRIPTION OF PROPERTY.

      Our executive and business offices consist of office space located at 211 Shell Point West, Maitland, Florida 32751. Pursuant to an oral arrangement, we sub-lease our office space on a month-to-month basis free of charge from Mr. Chimelis, our sole officer and director. We believe this office space is adequate to serve our needs until such time as a Business Combination occurs. We expect to be able to utilize these offices, pursuant to the terms described above, until such time as a Business Combination occurs. See "Certain Relationships and Related Transactions".

4.0   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to our Company to be the beneficial owner of more than five percent (5%) of our Common Stock:

Name and Address          Amount and Nature                 Percent of Class
of Beneficial Owner       of Beneficial Ownership

Mr. Ramon Chimelis             1,000,000 (D)                     95.23%
211 Shell Point West
Maitland, Florida 32751

      The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of the Company's Common Stock of each of the officers and directors of the Company, and the officers and directors of the Company as a group:

Name and Address              Amount and Nature                Percent of Class
of Beneficial Owner           of Beneficial Ownership

Mr. Ramon Chimelis                1,000,000 (D)                     95.23%
211 Shell Point West
Maitland, Florida 32751

All Officers and Directors
as a Group (1 person).            1,000,000 (D)                     95.23%

<PAGE 27>

5.0   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

5.1   OUR CURRENT DIRECTORS AND EXECUTIVE OFFICERS ARE AS FOLLOWS:

Name                         Age            Position
-----                       -----          ----------
Ramon Chimelis               34             Director, President,
                                            Treasurer, Secretary
_________________________

      Mr. Chimelis has served as our director, president, treasurer and secretary since our inception in January 2000. From 1999 to present, Mr. Chimelis has been engaged in day trading through Gunslinger Group, Inc., a privately held investing firm. From 1998 to 1999, Mr. Chimelis served as a trader at the broker-dealer firm of JOQ Financial, Inc., and from 1995 to 1998, Mr. Chimelis served as a stock broker at Collner Higgins and Anderson. Mr. Chimelis studied Business Finance at Brevard Community College from 1984 to 1989.

     There are no agreements or understandings for any officer or director to resign at the request of another person, and none of our officers and directors are acting on behalf of or will act at the discretion of any other person. Our initial promoter was Mr. Chimelis. The Company had no other promoters.

      Presently, the only person who performs material operations on behalf of the Company is Mr. Chimelis, our sole officer and director. Until such time as a Business Combination occurs, we do not expect any significant changes in the composition of our officers or board of directors. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs.

5.2.  OTHER BLANK CHECK ACTIVITIES OF OUR CURRENT DIRECTORS AND EXECUTIVE
      OFFICERS

      Mr. Chimelis holds identical officer, director and shareholder positions with a total of ten blank check companies (including the Company). The following table sets forth, as of the date hereof, these companies' identities, Mr. Chimelis' amount and percentage of beneficial ownership in such companies, and the percentage of time he intends to devote to these companies' affairs:

                                                       Percent of Time
                             Amount and Percentage     Intended to Devote
Name, Filing Type            of Beneficial Ownership   To Company's Affairs
-----------------           ------------------------    --------------------

Big Sky Industries I, Inc.     1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries II, Inc.    1,000,000 shrs. (95.23%)           5%

<PAGE 28>

Form 10-SB/12G

Big Sky Industries III, Inc.   1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries IV, Inc.    1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries V, Inc.     1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries VI, Inc.    1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries VII, Inc.   1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries VIII, Inc.  1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries IX, Inc.    1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

Big Sky Industries X, Inc.     1,000,000 shrs. (95.23%)           5%
Form 10-SB/12G

          Our Company and each of these other entities will be in competition with each other for Target Businesses. See "Description of Business - Shell Corporation - Conflicts of Interest". Presently, Mr. Chimelis is not actively seeking Target Business' to effect a Business Combination with any of the above-listed companies, since at this time, the SEC has yet to notify any of the companies listed above that the SEC has no further comments on such companies' registration statements. Until such time as this occurs, which cannot be predicted with any degree of certainty, Mr. Chimelis will not evaluate any Target Business to effect a Business Combination with on behalf of these companies. Presently, no determination has been made as to these companies' priority with respect to the order which these companies will attempt to effectuate a Business Combination once they are prepared to so. However, as described above, our Company and each of these other entities will be in competition with each other for Target Businesses. See "Description of Business - Shell Corporation - Conflicts of Interest".

      Other than as described herein, Mr. Chimelis is not affiliated with any other blank check company.

<PAGE 29>


6.0   EXECUTIVE COMPENSATION.

      Mr. Chimelis receives no salary or other compensation in his capacity as our president and sole officer. Mr. Chimelis has no employment agreement with our Company and we have no other executive officers. Pursuant to Instruction (5) to Item 402(a)(2) of Regulation S-B, no table or column is provided in this section.


      COMPENSATION OF DIRECTORS

      Mr. Chimelis receives no salary or other compensation in his capacity as our sole director.

      Until we effectuate a Business Combination, we do not anticipated that any officer or director will receive any compensation from our Company other than reimbursement for out-of-pocket expenses incurred on behalf of our Company. See "Certain Relationships and Related Transactions". We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but our board of directors may recommend adoption of one or more such programs in the future. No other arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

7.0   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      On January 31, we adopted and agreed to be bound by the terms of an organizational agreement dated January 31, 2000, with Mr. Chimelis pursuant to which Mr. Chimelis agreed to provide cash, certain pre-incorporation services and to take the steps necessary to organize our Company in return for the issuance to him of our Company securities. Accordingly, on January 31, 2000, we issued Mr. Chimelis a total of 1,000,000 shares of Common Stock for total consideration of $1,000.00.

      Certificates evidencing the Common Stock we issued to Mr. Chimelis have all been stamped with a restrictive legend, and are subject to stop transfer orders by our Company. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such Common Stock, See "Market for Common Equity and Related Stockholder Matters".

      No officer, director, promoter, or affiliate of our Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by our Company through security holdings, contracts, options, or otherwise.

      We have adopted a policy whereby any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a Target Business is to be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis.

<PAGE 30>

Accordingly, we are unable to predict whether, or in what amount, such a stock issuance might be made.

      We do not currently anticipate that any other salary, consulting fee, or finder's fee shall be paid to any Company director or executive officer, or to any affiliate except as described in this registration statement. See "Executive Compensation".

      Pursuant to Sections. 607.0901(5) and 607.0902(5) of the Florida Business Corporation Act, our Company has inserted certain provisions in its articles of incorporation which has the effect of removing us from the purview of the control-share acquisition and affiliated transaction statutes promulgated under Sections 607.0901 and 607.0902 of the Florida Business Corporation Act and hence, the protections afforded by such statutes.

      Section. 607.0901 of the Florida Business Corporation Act imposes limitations on the exercise of corporate control, directly or indirectly, by a beneficial owner of more than 10% of a corporation's outstanding voting stock (an "interested shareholder"). The corporation's "disinterested directors" as defined therein, or a supermajority of the corporation's shareholders (other than the interested shareholder and related parties) are required to approve certain business combinations and corporate transactions with the interested shareholder or any entity or individual controlled by the interested shareholder ("affiliated transaction"), unless certain statutory exemptions apply, or the corporation has opted out of the affiliated transactions statute. The stated purpose of the affiliated transactions statute is to assure that Florida shareholders who do not tender their shares in a hostile takeover offer receive a fair price for those shares in a second-step, freeze-out transaction. By removing the Company from the purview of Florida's affiliated transaction statute, the consideration received by selling shareholders in a "second-step" transaction could be less than the consideration received by the selling shareholders in the initial transaction. See "Description of Business -Shell Corporation Discussion - Conflicts of Interest".

      Section. 607.0902 of the Florida Business Corporation Act denies corporate control to an acquirer of control shares by extinguishing the voting rights of shares of an "issuing public corporation", as defined therein, acquired in a "control share acquisition", as defined therein.
Voting rights may be reinstated to the extent provided in a shareholders' resolution approved by (1) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series and (2) each class or series entitled to vote separately on the proposal by a majority of all votes entitled to be cast by such class or series, excluding all "interested shares" (ie., generally speaking, those shares that may be voted by or at the direction of a person who made a control-share acquisition or an officer or employee/director of the subject "issuing public corporation"). The acquisition of shares is not directly affected, only the voting rights attendant to control shares. Other shares of the same corporation that are owned or acquired by the same person are not affected.

      The stated purpose of the control share acquisitions statute is to protect Florida shareholders by affording them an opportunity to decide whether a change in corporate control is

<PAGE 31>

desirable. By removing the Company from the purview of Florida's control-share acquisition statute, shares of an "issuing public corporation" acquired pursuant to a control acquisition are not deemed to be "control-share acquisitions", which, in the Company's case, effectively denies non-management/affiliate shareholders an opportunity to approve or consent to an acquirer's purchase of such management or affiliate's stock pursuant to a Business Combination. See "Description of Business - Shell Corporation Discussion - Conflicts of Interest".

8.0   DESCRIPTION OF OUR SECURITIES.

8.1   IN GENERAL.

      We are authorized to issue 50,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of Preferred Stock. Presently, 1,050,000 shares of Common Stock are outstanding, held of record by two shareholders. No shares of Preferred Stock are outstanding. No other type of securities are authorized by our Company at this time.

8.2   COMMON STOCK

      The holders of our Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. Our Common Stock is not redeemable and has no conversion or pre-emptive rights. There are no sinking fund provisions. The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of our Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. No shares of our Common Stock are presently subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

8.3   DIVIDENDS

      We have not paid any dividends on our Common Stock to date and we do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our Company's then board of directors. Our board of director's present intention is to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

8.4   PREFERRED STOCK

      Our Articles of Incorporation authorize our Company to issue 5,000,000 shares of

<PAGE 32>

Preferred Stock. Our board of directors is authorized to provide for the issuance of such Preferred Stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may consist of a conversion feature whereby such Preferred Stock may be convertible into Common Stock.

      This type of preferred stock is commonly referred to as "blank check preferred stock". Presently, no shares of Preferred Stock are issued and no preferences, limitations and relative rights are assigned. We do not anticipate issuing any shares of Preferred Stock until such time that a Business Combination is effectuated.

8.5   SECURITIES EXCHANGE ACT OF 1934 REGISTRATION

         By virtue of filing this registration statement, we are making an application with the SEC to register our Common Stock under the provisions of
Section 12(g) of Securities Exchange Act of 1934, as amended ("the Exchange Act"). This registration will require us to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act. If we seek shareholder approval of a Business Combination, our proxy solicitation materials required to be transmitted to shareholders may be subject to prior review by the SEC.

      Under the federal securities laws, public companies must furnish certain information about significant acquisitions, which information may require audited financial statements of an acquired company with respect to one or more fiscal years, depending upon the relative size of the acquisition. Consequently, if a prospective Target Business did not have available and was unable to reasonably obtain the requisite audited financial statements, in the event we consummated of a Business Combination with such a Target Business, we could be precluded from (i) any public financing of our own securities for a period of as long as three years, as such financial statements would be required to undertake registration of such securities for sale to the public; and (ii) registration of our securities under the Exchange Act. As a result these requirements, and in order to remain in compliance with our own internal policy, all Target Businesses will be required to possess the requisite audited financial statements prior to the consummation of a Business Combination. See "Description of Business -
Federal and State Statutes and Regulations That Affect Our Company" and
"Market For Common Equity and Related Stockholder Matters - Market Information".

      In the event our obligation to file periodic reports under the Exchange Act is suspended, we presently intend to continue to file such periodic reports on a voluntary basis.

8.6   CERTAIN PROVISIONS OF THE COMPANY'S BYLAWS

         Our bylaws provide, among other things, that (i) officers and directors of the Company will be indemnified to the fullest extent permitted under Florida law. See "Indemnification of Directors and Officers".

<PAGE 33>

8.7   TRANSFER AGENT

      We presently serve as our own transfer agent.

                              PART II

9.0   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

9.1   MARKET INFORMATION

      No public trading market presently exists for our Common Stock, and we have no present plans, proposals, arrangements or understandings with any person with regard to the development of any trading market in any of our Company's securities. No shares of Common Stock have been registered for resale under the blue sky laws of any state. The holders of shares of Common Stock and persons who may desire to purchase shares of Common Stock in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of shareholders to sell their shares and of purchasers to purchase the shares of Common Stock. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, shareholders should consider the secondary market for the Company's securities to be a limited one.

      It is likely that we will not develop any trading market in our Common Stock until such time as a Business Combination is effectuated and the requisite audited financial statements required pursuant to Form 8-K are
filed with the SEC.   We cannot assure, however, that a trading market for
our Common Stock will ever develop.

      No shares of our Common Stock are presently subject to outstanding options or warrants to purchase, or securities convertible into, our Common Stock. However, our Articles of Incorporation authorize our Company to issue 5,000,000 shares of preferred stock ("Preferred Stock"). Our board of directors is authorized to provide for the issuance of such Preferred Stock in classes or series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class or series and the preferences, limitations and relative rights of each class or series, which may consist of a conversion feature whereby such Preferred Stock may be convertible into Common Stock. This type of preferred stock is commonly referred to as "blank check preferred stock". As of the date of this registration statement, no shares of Preferred Stock have been issued by the Company and no preferences, limitations and relative rights have been assigned. We do not anticipate issuing any shares of Preferred Stock until such time that a Business Combination is effectuated. See "Description of Securities - Preferred Stock".

9.2   SALES OF RESTRICTED SHARES

      1. Two shareholders hold all of our Common Stock. We presently have 1,050,000

<PAGE 34>

             shares of Common Stock outstanding, and all such shares are deemed to be "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. So long as all of the conditions of Rule 144 are met; in February 2001, 1,050,000 shares of Common Stock will be eligible for sale under Rule 144, as currently in effect. We cannot assure; however, that Rule 144 will be available at any time for any shareholder's shares. The staff at SEC's Division of of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the
             Securities Act.   See "Description of Securities".  We have not
             provided to any shareholder registration rights to register under the Securities Act any shareholder's Common Stock for sale.

      2. In general, under Rule 144, as currently in effect subject to the satisfaction of certain other conditions, a person, including an affiliate of our Company (or persons whose shares are aggregated), who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

             A. 1% of the total number of outstanding shares of the same class; or
             B.     if the Common Stock is traded on a national
                   securities exchange or the Nasdaq system, the average weekly trading volume during the four calendar weeks preceding the sale.

      3. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned restricted shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

      We cannot assure; however, that Rule 144 will be available at any time for any shareholder's shares. The staff at SEC's Division of Corporate Finance is of the view that Rule 144 is not available for resale transactions for securities issued by blank check companies, and consequently, that the resale of such securities cannot occur without registration under the Securities Act.

9.3   POTENTIAL EFFECT OF SALES SUBSEQUENT TO A BUSINESS COMBINATION

      We have no present plans, proposals, arrangements, understandings or intention of selling any amount of shares of Common Stock in the public market subsequent to a Business Combination. Nevertheless, in the event that substantial amounts of Common Stock are sold in the public market subsequent to a Business Combination, such sales may adversely affect the price for the sale of our Common Stock in any trading market which might develop.
We cannot predict the effect, if any, that market sales of restricted shares of Common Stock or the availability of such shares for sale will

<PAGE 35>

have on the market prices prevailing from time to time.

9.4   DIVIDENDS

         We have not paid any dividends on our Common Stock to date and we do not presently intend to pay cash dividends prior to the consummation of a Business Combination. The payment of cash dividends in the future, if any, will be contingent upon our Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to the consummation of a Business Combination. The payment of any dividends subsequent to a Business Combination will be within the discretion of our Company's then board of directors. Our board of director's present intension is to retain all earnings, if any, for use in the Company's business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

10.0  LEGAL PROCEEDINGS.

      We presently are not a party to any material legal proceedings, nor are we aware of any threatened litigation of a material nature.

11.0  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      Not Applicable.

12.0  RECENT SALES OF UNREGISTERED SECURITIES.

      As of the date of this registration statement, we have issued an aggregate of 1,050,000 shares of Common Stock as follows:

      On January 31, 2000, we adopted and agreed to be bound by the terms of an organizational agreement with Mr. Chimelis pursuant to which Mr. Chimelis agreed to provide cash in return for the issuance to him of our Company securities. Accordingly, on January 31, 2000, we issued Mr. Chimelis a total of 1,000,000 shares of Common Stock at $0.001 per share. The cash consideration provided by Mr. Chimelis pursuant to the terms of the organizational agreement totaled $1,000.00. The Company relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

      On January 31, 2000, we issued 50,000 shares to one (1) non-accredited person in exchange for $50.00 in services to the Company, or $0.001 per share. This person was the only offeree in connection with this transaction. The Company relied on Section 4(2) of the Securities Act since the transaction did not involve any public offering.

      No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. No other shares of Common Stock have been issued by our Company in any other transaction.

<PAGE 36>

13.0  DIRECTOR AND OFFICER INDEMNIFICATION.

      Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law.

      1.     Indemnification. Our bylaws generally provide that:
             The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof

      2. Standard of Conduct. The above Indemnification shall occur, if the above described person acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      3. Indemnification Against Expenses. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

      4. Determination As to Meeting Standard of Conduct. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either:

       (A) by the board of directors by a majority vote of a quorum consisting

<PAGE 37>

             of directors who were not parties to such action, suit or proceeding; or (B) by the shareholders who were not parties to such action, suit or proceeding.

             If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

      5. Expenses. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

      6. Additional Indemnification. The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.


14.0  FINANCIAL STATEMENTS

<PAGE 1>  Financial Statements


                            Big Sky Industries VI, Inc.
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS
                                  September 30, 2000






<PAGE 2>  F-1

                          C O N T E N T S

                                                                      Page
                                                                    --------

INDEPENDENT AUDITOR'S REPORT                                           F-2


FINANCIAL STATEMENTS

 Balance Sheet                                                         F-3

 Statement of Loss and Accumulated Deficit During the Development
 Stage                                                                 F-4

 Statement of Cash Flows During the Development Stage                  F-5

 Statement of Deficiency in Assets                                     F-6

NOTES TO FINANCIAL STATEMENTS                                     F-7 to F-9



<PAGE 3>  F-2

Dohan and Company CPA's                         7700 North Kendall Drive, #204
Certified Public Accountants                    Miami, Florida 33156-7564
A Professional Association                      Telephone: (305) 274-1366
                                                Fax (305) 274-1368


                    INDEPENDENT AUDITOR'S REPORT
                    -----------------------------


Stockholders and Board of Directors
Big Sky Industries VI, Inc. (A Development Stage Company)
Orlando, Florida

We have audited the accompanying balance sheet of Big Sky Industries VI, Inc. (A Development Stage Company), as of September 30, 2000, and the related statement of loss and accumulated deficit during the development stage, cash flows during the development stage, and deficiency in assets for the period from inception (January 31, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big Sky Industries VI, Inc. (A Development Stage Company) at September 30, 2000, and the results of its operations and its cash flows for the period from inception (January 31, 2000) to September 30, 2000, in conformity with generally accepted accounting principles.


                                          /s/ Dohan and Company, CPA's
                                          ----------------------------
October 26, 2000
Miami, Florida


<PAGE 4> F-3



BIG SKY INDUSTRIES VI, INC.
(A Development Stage Company)


Balance Sheet
September 30, 2000

ASSETS
 Cash                                                             $   1,000
                                                                  ----------
TOTAL ASSETS                                                      $   1,000
                                                                  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

     Accounts payable                                             $      685
                                                                  ------------
         TOTAL LIABILITIES                                               685
                                                                  ------------

COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)

DEFICIENCY IN ASSETS

Preferred stock, no par value, 5,000,000 shares authorized;
     none outstanding                                                    --
Common stock, $.001 par value, 50,000,000 shares authorized,
     1,050,000 shares issued and outstanding                            1,050
Deficit accumulated during the development stage                       ( 735)
                                                                    -----------
  TOTAL STOCKHOLDERS' EQUITY                                              315
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $   1,000
                                                                    ===========


<PAGE 5>  F-4

BIG SKY INDUSTRIES VI, INC.
(A Development Stage Company)


STATEMENT OF LOSS AND ACCUMULATED DEFICIT DURING THE DEVELOPMENT STAGE
For the period from inception (January 31, 2000) to September 30, 2000

EXPENSES
    Professional fees                                               $   735
                                                                    -----------

NET LOSS BEFORE INCOME TAXES                                            735

INCOME TAXES                                                              --
                                                                    -----------

NET LOSS AND CUMULATIVE LOSS DURING THE DEVELOPMENT STAGE           $  (735)
                                                                    ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
(BASIC AND DILUTED)                                                   1,050,000
                                                                    ===========

BASIC NET LOSS PER SHARE (BASIC AND DILUTED)                        $     --
                                                                    ===========


<PAGE 6>  F-5

BIG SKY INDUSTRIES VI, INC.
(A DEVELOPMENT STAGE COMPANY)


STATEMENT OF CASH FLOWS DURING THE DEVELOPMENT STAGE
For the period from inception (January 31, 2000) to September 30, 2000


CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                        $   (  735)
    Adjustments to reconcile net loss to net
      cash used by operating activities:
      Common stock exchanged for services                                   50
    Increase in accounts payable                                           685
                                                                     -----------
      NET CASH USED BY DEVELOPMENT STAGE OPERATING ACTIVITIES              --
                                                                     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                 1,000
                                                                     -----------
    NET CASH PROVIDED FROM FINANCING ACTIVITIES                          1,000

NET INCREASE IN CASH AND EQUIVALENTS FOR THE PERIOD
   AND CUMULATIVE DURING THE DEVELOPMENT STAGE                           1,000

CASH AND EQUIVALENTS - BEGINNING OF PERIOD                                  --
                                                                     -----------
CASH AND EQUIVALENTS - END OF PERIOD                                  $  1,000
                                                                     ===========

SUPPLEMENTAL DISCLOSURES
   Interest paid                                                      $     --
   Income taxes paid                                                  $     --



<PAGE 7> F-6



BIG SKY INDUSTRIES VI, INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF STOCKHOLDERS' EQUITY
September 30, 2000


                                                  Additional      Deficit
                                 Common Stock        Paid-in      Accumulated     Total
                              --------------------     Capital    During the      Stockholders'
DESCRIPTION                   Shares        Amount                Development      Equity
                                                                  Stage
--------------------------------------------------------------------------------------------
Sale of common stock      1,000,000    $ 1,000    $  --         $    --         $ 1,000

Common stock exchanged
 for services                50,000       50        --                --             50

Net loss and cumulative loss
 during the development stage
 for the period ended
 September 30, 2000           --          --        --             (735)           (735)
--------------------------------------------------------------------------------------------
Balance, September 30, 2000   1,050,000     $ 1,050    $  --    $  (735)         $  315
============================================================================================


<PAGE 8>  F-7

NOTE 1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Business Activity And Organization
      -----------------------------------

      Big Sky Industries VI, Inc. (the Company) is a Florida corporation formed in January 2000. The Company conducts virtually no business operation, other than their efforts to seek merger partners or acquisition candidates.

      Use Of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      Income Taxes
      -------------

      The Company follows Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes". FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

      Basic Net Loss Per Common Share
      -------------------------------

      The Company follows the provisions of FASB Statement No.
      128 (SFAS No. 128), "Earnings Per Share". SFAS No. 128 requires companies to present basic earnings per share (EPS and diluted EPS. Basic EPS is computed by dividing net income or loss by the weighted average number of common shares outstanding during each period.

      Cash And Cash Equivalents
      -------------------------

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      Development Stage Company
      -------------------------

      The Company has been devoting its efforts to activities such as raising capital, establishing sources of information, and developing markets for its planned operations. The Company has not yet generated any revenues and, as such, it is considered a development stage company.

NOTE 2.  RELATED PARTY TRANSACTIONS

      The Company issued 1,000,000 shares of common stock to the President of the Company in January 2000. These shares were issued at par value for a total value of $1,000.

<PAGE 9> F-8

NOTE 3.  INCOME TAXES

      At September 30, 2000, the Company had a net operating loss carryforward of approximately $735. This loss may be carried forward to offset federal income taxes in future years through the year 2020. However, if subsequently there are ownership changes in the Company, as defined in Section 382 of the Internal Revenue Code, the Company's ability to utilize net operating losses available before the ownership change may be restricted to a percentage of the market value of the Company at the time of the ownership change. Therefore, substantial net operating loss carryforwards could, in all likelihood, be limited or eliminated in future years due to a change in ownership as defined in the Code. The utilization of the remaining carryforwards is dependent on the Company's ability to generate sufficient taxable income during the carryforward periods and no further significant changes in ownership.

      The Company computes deferred income taxes under the provisions of FASB Statement No. 109 (SFAS 109), which requires the use of an asset and liability method of accounting for income taxes. SFAS No. 109 provides for the recognition and measurement of deferred income tax benefits based on the likelihood of their realization in future years. A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that, a portion of the deferred income tax benefits will not be realized. It is Management's opinion that the entire deferred tax benefit of approximately $110 resulting from the net operating loss carryforward may not be recognized in future years. Therefore, a valuation allowance of $110, equal to the deferred tax benefit, has been established, resulting in no net deferred tax benefits as of the balance sheet date.

NOTE 4.  COMMITMENTS AND CONTINGENCIES

     YEAR 2000
     ---------

     The year 2000 issue results from certain computer systems and software applications that use only two digits (rather than four) to define the applicable year. As a result, such systems and applications may recognize a date of "00" as 1900 instead of the intended year 2000, which could result in data miscalculations and software failures. The Company does not own any computer systems as of year-end and does not have any key suppliers. The Company anticipates purchasing Y2K compliant hardware and software for its business. The Company has been advised by its financial institution that they have addressed all of the year 2000 issues and that they expect to be year 2000 compliant. Thus, the Year 2000 issue is not expected to have a material impact on the Company's financial position or results of operations.

     Office Space
     ------------
     The Company shares its executive offices with a company owned by the President of the Company. The Company occupies a small portion of the total space, free of charge, on a month to month basis.


NOTE 5. DEFICIENCY IN ASSETS

      Sale Of Shares
      --------------
      In January 2000, the Company issued 1,000,000 shares of common stock at par value per share, for a total of $1,000.

      Common Stock Issued For Services
      ---------------------------------
      In January 2000, the Company issued 50,000 shares of common stock to the Company's legal counsel for services rendered.
      These shares were valued at par value for a total value of $50.

<PAGE 10> F-9

NOTE 5 STOCKHOLDERS' EQUITY (Continued)

      Preferred Stock
      ---------------
      The Board of Directors is authorized to establish the rights and preferences of preferred stock. To date, the Board of Directors has not established those rights and preferences.

  15.0   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      Not Applicable.

  <PAGE 38>

  16.0   FINANCIAL STATEMENTS AND EXHIBITS

       (a)   Financial statements for Big Sky Industries VI, Inc.

  1.   Balance Sheet (audited)
  2.   Statement of Loss and Accumulated Deficit During the
       Development Stage (audited)
  3.   Statement of Cash Flows During the Development Stage
       (audited)
  4.   Statement of Deficiency in Assets (audited)
  5.   Notes to Financial Statements (audited)

       (b) Pursuant to Item 601 of Regulation S-B, the Company includes the following exhibits:

  Exhibit No.    Description of Exhibit                  Sequential Page No.

  (3)    Charter and Bylaws.

       3.1    Articles of Incorporation.                             40-42

       3.2    Bylaws.                                                43-58

  (4)    Instruments defining the rights of security holders.

       4.1    Articles of Incorporation.**

       4.2    Bylaws.**

  (10)   Material Contracts.


       10.1      Organizational Agreement.                           59-60

  (27)   Financial Data Schedule.

       27.1   Financial Data Schedule.

   **    Incorporated into Exhibit No.3 Charter and Bylaws.


                            SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

  <PAGE 39>

                                        BIG SKY INDUSTRIES VI, INC.



  Date: December 6, 2000                 By:/s/ Ramon Chimelis
                                         -------------------
                                           Ramon Chimelis,
                                           President

<PAGE 40> Exhibit 3.1


                        ARTICLES OF INCORPORATION

                                      OF

                         BIG SKY INDUSTRIES VI, INC.

   The undersigned incorporator, for the purpose of forming a corporation under the Florida Business Corporation Act, hereby adopt(s) the following Articles of Incorporation.

                          ARTICLE I. CORPORATE NAME.

   The name of this corporation is Big Sky Industries VI, Inc.

                        ARTICLE II. PRINCIPAL OFFICE.

   The principal place of business and mailing address of this corporation are 201 South Orange Avenue, Suite 910, Orlando, Florida 32801

                         ARTICLE III. CAPITAL STOCK.

   The number of shares of stock that this corporation is authorized to have outstanding at any one time is:

   6.   50,000,000 shares of Common Stock, $0.001 par value; and

   7. 5,000,000 shares of Preferred Stock. The board of directors is authorized to provide for the issuance of such Preferred Stock in classes and series and, by filing the appropriate articles of amendment with the Secretary of State of Florida, is authorized to establish the number of shares to be included in each class and series and the preferences, limitations, and relative rights of each class and series.

                ARTICLE IV. - NO ANTI-TAKEOVER LAW GOVERNANCE

   The corporation hereby elects that the following Florida Statutes shall not apply to the corporation:

   1. F.S. 607.0901, or any laws related thereto, governing affiliated transactions; and

   2. F.S. 607.0902, or any laws related thereto, governing control-share acquisitions.

                ARTICLE V. - DIRECTOR - CONFLICTS OF INTEREST

   No contract or other transaction between the corporation and one or more of its directors, or between the corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or

<PAGE 41>  Exhibit 3.1

voidable because of such relationship or interest or because such director or directors are present at the meeting of the board of directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:

   (a) The fact of such relationship or interest is disclosed or known to the board of directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or

   (b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

   (c) The contract or transaction is fair and reasonable as to the corporation at the time it is authorized by the board of directors, committee or the shareholders.

   A director of the corporation may transact business, borrow, lend, or otherwise deal or contract with the corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Florida and the laws of the United States.

   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

                        ARTICLE VI. - INDEMNIFICATION

   The Corporation shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent permitted by law in existence either now or hereafter.

              ARTICLE VII. INITIAL REGISTERED AGENT AND OFFICE.

   The name and address of the initial registered agent are David M. Bovi, 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401.

                         ARTICLE VIII. INCORPORATORS.

   The name and street address of the incorporator to these articles of incorporation are David M. Bovi, 319 Clematis Street, Suite 812, West Palm Beach, FL 33401.

   The undersigned incorporator has executed these articles of incorporation on January 25, 2000.


                                           /s/ David M. Bovi
                                           _______________________
                                           David M. Bovi, Incorporator

<PAGE 42> Exhibit 3.1

                        ACCEPTANCE OF REGISTERED AGENT

   Having been named to accept service of process for Big Sky Industries VI, Inc., at the place designated in the articles of incorporation, the undersigned is familiar with and accept the obligations of that position pursuant to F.S. 607.0501(3)


                                           /s/ David M. Bovi
                                           ____________________
                                           David M. Bovi
                                           Date: January 25, 2000



<PAGE 43>  Exhibit 3.2

                               BYLAWS

                                 OF

                    BIG SKY INDUSTRIES VI, INC.


<PAGE 44>  Exhibit 3.2



                            BYLAWS INDEX
                            -------------
                                                                  Page Number


ARTICLE I           Offices...................................................4
                    --------

     Section 1.     Principal Office..........................................4
     Section 2.     Other Offices.............................................4

ARTICLE II

                    Seal......................................................4
                    ----

ARTICLE III         Meetings of Shareholders..................................4
                    ------------------------

     Section 1.     Place of Meeting..........................................4
     Section 2.     Annual Meeting............................................4
     Section 3.     Special Meetings..........................................5
     Section 4.     Notice of Meetings........................................5
     Section 5.     Action by Consent in Writing..............................5
     Section 6.     Quorum....................................................5
     Section 7.     Required Vote.............................................5
     Section 8.     Voting and Proxies........................................6
     Section 9.     Voting Lists..............................................6
     Section 10.    Record Date...............................................6
     Section 11.    Voting of Shares by Certain Holders.......................6

ARTICLE IV          Board of Directors........................................7
                    ------------------

     Section 1.     Powers....................................................7
     Section 2.     Number....................................................7
     Section 3.     Election and Term of Office...............................7
     Section 4.     Vacancies.................................................7
     Section 5.     Removal...................................................8
     Section 6.     Place of Meetings.........................................8
     Section 7.     Regular Meetings..........................................8
     Section 8.     Special Meetings..........................................8
     Section 9.     Quorum....................................................8
     Section 10.    Compensation..............................................8
     Section 11.    Executive Committee.......................................8
     Section 12.    Presence at Meetings......................................9
     Section 13.    Written Consent...........................................9

ARTICLE V           Officers .................................................9
                    ----------

     Section 1.     Designation...............................................9
     Section 2.     Election..................................................9

<PAGE 45>  Exhibit 3.2

     Section 3.     Subordinate Officers......................................9
     Section 4.     Removal and Resignation...................................9
     Section 5.     Vacancies................................................10
     Section 6.     Chairman of the Board....................................10
     Section 7.     Chief Executive Officer..................................10
     Section 8.     President................................................10
     Section 9.     Vice Presidents..........................................10
     Section 10.    Secretary................................................11
     Section 11.    Chief Financial Officer/Treasurer........................11
     Section 12.    Compensation.............................................12

ARTICLE VI          Certificates of Stock....................................12
                    ---------------------

     Section 1.     Description..............................................12

     Section 2.     Lost Certificates........................................12

     Section 3.     Preferences..............................................12

     Section 4.     Transfers of Stock.......................................13

     Section 5.     Registered Shareholders..................................13


ARTICLE VII         General Provisions.......................................13
                    -------------------


     Section 1.     Dividends................................................13

     Section 2.     Checks............................................... ...13

     Section 3.     Fiscal Year..............................................13

     Section 4.     Execution of Deeds, Contracts and Other Documents........13

ARTICLE VIII        Amendment to Bylaws......................................14
                    -------------------

ARTICLE IX          Indemnification..........................................14
                    ---------------


     Section 1.    General...................................................14

     Section 2.    Expenses..................................................14

     Section 3.    Standard of Conduct.......................................14

     Section 4.    Advance Expenses..........................................15

     Section 5.    Benefit...................................................15

     Section 6.    Insurance.................................................15

     Section 7.    Affiliates................................................15

     Section 8.    Survival..................................................15

ARTICLE X          Severability..............................................16
                   ------------


<PAGE 46>  Exhibit 3.2

                                BYLAWS

                                  OF

                       BIG SKY INDUSTRIES VI, INC.


                             ARTICLE I
                              OFFICES
                              -------

     SECTION 1. PRINCIPAL OFFICE. The principal office of the Corporation shall be established and maintained as stated in the initial registered address of the corporation in the Articles of Incorporation, until such time as the Board of Directors determines otherwise.

     SECTION 2. OTHER OFFICES. The Corporation may have other offices, either within or without the State of Florida, at such place or places as the Board of Directors may determine from time to time or the business of the Corporation may require.

                             ARTICLE II
                                SEAL
                               ------

     The Corporation shall have a corporate seal which shall be in circular form and have inscribed thereon the name of the Corporation and the year of its incorporation and may use the same by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced upon any paper or document.

                            ARTICLE III
                      MEETINGS OF SHAREHOLDERS
                     --------------------------

     SECTION 1. PLACE OF MEETING. All meetings of the shareholders shall be held at such place within or without the State of Florida as shall be designated from time to time by the Board of Directors and stated in the notice of such meeting or in a duly executed waiver of notice thereof.

     SECTION 2. ANNUAL MEETINGS. The annual meeting of the shareholders of the Corporation shall be held on a date and at a time designated by the Board of Directors. If the day fixed for the annual meeting shall be a legal holiday in the State of Florida or the state or jurisdiction where the meeting is to be held, such meeting shall be held on the next succeeding business day. The purpose of the annual meeting of shareholders shall be to elect directors and to transact such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

<PAGE 47>  Exhibit 3.2


     SECTION 3. SPECIAL MEETINGS. Special meetings of the shareholders, for any purpose or purposes, may be called by the Board of Directors or the holders of not less than one-tenth (1/10) of all the shares entitled to vote at the meeting, or the President. Business transacted at a special meeting shall be confined to the purposes stated in the notice of the meeting.

     SECTION 4. NOTICE OF MEETINGS. Whenever shareholders are required or authorized to take any action at a meeting, a notice of such meeting, stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered, not less than ten (10) nor more than sixty (60) days before the date set for such meeting, either personally or by first-class mail, by or at the direction of the Chief Executive Officer, President or Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder, at his address as it appears on the stock transfer books of the Corporation, with first-class postage prepaid thereon. Written waiver by a shareholder of notice of a shareholders' meeting, signed by him whether before or after the time stated thereon, shall be equivalent to the giving of such notice.

     SECTION 5. ACTION BY CONSENT IN WRITING. Any action required or permitted to be taken at any annual or special meeting of the shareholders of this Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     SECTION 6.          QUORUM.    The majority of the shares entitled to
vote there at, present or represented by proxy at any meeting, shall constitute a quorum of the shareholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote there at, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourn ed meeting shall be given to each shareholder of record entitled to vote at the meeting, subject to the provisions of Section 4 hereof. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

     SECTION 7. REQUIRED VOTE. If a quorum is present at any meeting, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the question is one for which, by express provision of the law or of the Articles of Incorporation or these Bylaws, a different vote is required, in which case

<PAGE 48>  Exhibit 3.2

such express provision shall govern and control the decision of such question.

     SECTION 8. VOTING AND PROXIES. Except as otherwise provided in the Articles of Incorporation or by the terms of any outstanding series of Preferred Stock of the Corporation, each shareholder shall be entitled at each meeting and upon each proposal presented at such meeting to one vote in person or by proxy for each share of voting stock recorded in his name on the books of the Corporation on the record date fixed as below provided, or if no such record date was fixed, on the day of the meeting. Every proxy must be signed by the shareholder or his attorney in fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.
If a proxy expressly provides, any proxy-holder may appoint in writing a substitute to act in his place.

     SECTION 9. VOTING LISTS. The Secretary shall have charge of the stock ledger and shall prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified , at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder or proxy who is present. The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by this section or the books of the Corporation, or to vote in person or by proxy at any meeting of shareholders.

     SECTION 10. RECORD DATE. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix in advance, but shall not be required to, a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of shareholders of record entitled to notice of or to vote at a meeting of the shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 11. VOTING OF SHARES BY CERTAIN HOLDERS. Shares outstanding in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares

<PAGE 49> Exhibit 3.2


standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.
     A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares so transferred.
     Treasury shares of this corporation's stock owned by another corporation, the majority of the voting stock of which is owned or controlled by this corporation, and shares of this corporation's stock held by a corporation in a fiduciary capacity, shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.


                             ARTICLE IV
                          BOARD OF DIRECTORS
                          -------------------
     SECTION 1. POWERS. The business of the Corporation shall be managed and its corporate powers shall be exercised by its Board of Directors, except as otherwise provided by statute or by the Articles of Incorporation.

     SECTION 2. NUMBER. Until changed by resolution of the Directors at any time and from time to time, the Board at any time, shall consist of at least One (1) director but no more than Five (5) directors.

     SECTION 3. ELECTION AND TERM OF OFFICE. Directors shall be elected at the annual meeting of shareholders, except as provided in Sections 4 and 5 of this Article. At each meeting of shareholders for the election of directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the directors. Each director shall hold office until the next succeeding annual meeting, or until his successor is elected and qualified, or until his earlier resignation by written notice to the Secretary of the Corporation, or until his removal from office.

     SECTION 4. VACANCIES. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected until the next annual meeting of the shareholders. If there are no directors in office, then any officer or any shareholder or an executor, administrator, trustee or guardian of a shareholder or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders for the purpose of electing a new Board of Directors.

<PAGE 50> Exhibit 3.2

     SECTION 5. REMOVAL. At a special meeting of the shareholders, duly called expressly for that purpose as provided in these Bylaws, any director or directors, by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote for the election of directors, may be removed from office, either with or without cause, and the remaining directors, in the manner provided in these Bylaws, shall fill any vacancy or vacancies created by such a removal.

     SECTION 6. PLACE OF MEETINGS. Meetings of the Board of Directors of the Corporation, regular or special, may be held either within or without the State of Florida.

     SECTION 7. REGULAR MEETINGS. The Board of Directors shall hold a regular meeting each year immediately after the annual meeting of the shareholders at the place where such meeting of the shareholders was held for the purpose of election of officers and for the consideration of any other business that may be properly brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for such regular meeting shall be necessary.

     SECTION 8. SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by any one (1) director, the Chairman of the Board or the President or Secretary on two (2) days' written notice to each director, either personally or by mail or by telegram. Notice of any special meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance by a director at a special meeting shall constitute a waiver of notice of such special meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because such special meeting is not lawfully convened.

     SECTION 9. QUORUM. A majority of all the directors shall constitute a quorum for the transaction of business. The affirmative vote of the majority of directors present at a meeting where a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors a majority of the directors present there at may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 10. COMPENSATION. The Board of Directors shall have the authority to fix the compensation of directors, and the directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors. No such payment shall preclude any director from servicing the corporation in any other capacity and receiving compensation therefrom. Directors may set their own compensation for service as officers as well as for service as directors.

     SECTION 11. EXECUTIVE COMMITTEE. The Board, by resolution passed by a majority of the whole Board, may designate from among its members an executive committee and one or more other committees, which committees, to the extent provided in such resolution, shall have and exercise any or all of the authority of the Board of Directors, except that no such committee shall have the authority to approve or recommend to the shareholders actions or proposals required by law

<PAGE 51>  Exhibit 3.2

to be approved by the shareholders, designate candidates for the office of director, fill vacancies on the Board of Directors or any committee thereof, amend the Bylaws, authorize or approve the re-acquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, unless pursuant to a general formula or method specified by the Board of Directors, within specifications authorized by law.

     SECTION 12. PRESENCE AT MEETINGS. Members of the Board of Directors or an executive committee shall be deemed present in person at a meeting of such Board or committee if a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other is used.

     SECTION 13. WRITTEN CONSENT. Any action of the Board of Directors or of any committee thereof, which is required or permitted to be taken at a regular or special meeting, may be taken without a meeting if consent in writing, setting forth the action so to be taken, signed by all of the members of the Board of Directors or of the committee, as the case may be, is in the minutes of the proceedings of the Board of Directors or committee.


                             ARTICLE V
                              OFFICERS

     SECTION 1. DESIGNATION. The Corporation shall have a Chief Executive Officer, President, Secretary and a Chief Financial Officer/ Treasurer, each of whom shall be elected by the Board of Directors. The Corporation also may have, at the discretion of the Board of Directors, a Chairman of the Board and one or more Vice Presidents (however titled). Assistant Secretaries and Assistant Chief Financial Officers/Treasurers, and such other officers as may be appointed in accordance with the provisions of
Section 3 of this Article.  One person may hold two or more offices.

     SECTION 2. ELECTION. The officers of the Corporation, except such officers as may be elected in accordance with the provisions of Section 3 or
Section 5 of this Article, shall be elected annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified. Officers shall be elected by the affirmative vote of the majority of directors present at a meeting where a quorum is present.

     SECTION 3. SUBORDINATE OFFICERS. The Board of Directors may elect such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as the Board of Directors may determine from time to time.

     SECTION 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with

<PAGE 52>  Exhibit 3.2

or without cause, by the affirmative vote of the majority of directors present at any meeting where a quorum is present, or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the persons so removed. Election or appointment of an officer or agent shall not of itself create contract rights.
     Any officer may resign at any time by giving written notice to the Board of Directors, or to the Chairman of the Board, if one shall have been elected, or the Chief Executive Officer, President or Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled by the Board of Directors for the unexpired portion of the term.

     SECTION 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if there shall be such an officer, if present, shall preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the Board of Directors or prescribed by these Bylaws.

     SECTION 7.          CHIEF EXECUTIVE OFFICER.  The Chief Executive
Officer shall be the Chairman, who shall have management powers of the corporation. His duties shall include but not be limited to administration of the corporation, presiding over shareholder meetings, general supervision of the policies of the corporation as well as general management. The
Chairman shall execute contracts, mortgages, loans, and bonds under the seal of the corporation. The Chairman shall have such other duties and powers as determined by the Board of Directors by resolution. He shall preside at all meetings of the shareholders, and in the absence of the Chairman of the Board, shall preside at all meetings of the Board of Directors. He shall be ex-officio a member of all the standing committees, if any, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

     SECTION 8. PRESIDENT. The President, subject to the control of the Chief Executive officer and the Board of Directors, shall have general supervision, direction and control of the business and affairs of the Corporation. He shall execute deeds, bonds, mortgages and other instruments on behalf of the Corporation, except where required or permitted by law to be signed and executed otherwise and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. He shall have such other powers and duties as may be prescribed by the Chief Executive Officer and/or the Board of Directors or these Bylaws.

     SECTION 9. VICE PRESIDENTS. The Vice Presidents, if any, shall have such powers and perform such duties as may be prescribed from time to time for them respectively by the Chairman of the Board, the Chief Executive Officer, the President, the Board of Directors or these

<PAGE 53> Exhibit 3.2

Bylaws. In the absence of the President or in the event of his death, inability or refusal to act, the first elected Vice President or a designated Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

     SECTION 10. SECRETARY. The Secretary shall: (a) keep, or cause to be kept, a book of minutes at the registered or principal office, or such other place as the Board of Directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors, meetings, the number of shares present or represented at shareholders, meetings and the proceedings thereof; (b) give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by these Bylaws or by law to be given; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Chief Executive Officer, the President or by the Board of Directors. The Assistant Secretaries shall have the powers of the Secretary, as may be assigned to them by the Board of Directors and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

     SECTION 11. CHIEF FINANCIAL OFFICER. The Chief Financial Officer/Treasurer, if any, shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall be open at all reasonable times to inspection by any director.
     The Chief Financial Officer/Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation, shall render to the Chief Executive Officer, the President and any director, whenever requested, an account of all his transactions as Chief Financial Officer/Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws. As required by the Board of Directors, the Chief Financial Officer/ Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. The Assistant Chief Financial Officers/Treasurers shall have the powers of the Chief Financial Officer/Treasurer, as may be assigned to them by the Board of Directors.

<PAGE 54> Exhibit 3.2

     SECTION 12. COMPENSATION. The compensation of the officers and agents of the Corporation shall be fixed from time to time by the Board of Directors, or by such officer or officers as said Board shall direct, and no officer shall be prevented from receiving such compensation by reason of the fact that he is or was a director of the Corporation.


                             ARTICLE VI
                       CERTIFICATES OF STOCK

     SECTION 1. DESCRIPTION. Every shareholder shall be entitled to have for each kind, class or series of stock held a certificate certifying the number of shares thereof held of record by him. All certificates for shares shall be consecutively numbered by class or otherwise identified. Certificates shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary, and may be sealed with the seal of the Corporation. The seal may be a facsimile, engraved or printed. Where such certificate is signed by a transfer agent or a registrar other than the Corporation itself, the signature of any of those officers named herein may be by facsimile. In case any officer who signed, or whose facsimile signature has been used on, any certificate shall cease to be such officer for any reason before the certificate has been delivered by the Corporation, such certificate may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such officer.

     SECTION 2. LOST CERTIFICATES. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed. The Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

     SECTION 3. PREFERENCES. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the distinguishing characteristics of each class or series, including designations, the relative rights and preferences or limitations as regards dividend rates, redemption rights, conversion privileges, voting powers or restrictions or qualifications of voting powers, or such other distinguishing characteristics as shall be stated either in the Articles of Incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors or a duly constituted executive committee shall be set forth in full on the face or back of the certificate which the Corporation shall issue to represent such kind, class or series of stock, provided that, in lieu of the foregoing requirements, said provisions may be either (a) summarized on the f ace or back of the certificate, or (b) incorporated by reference made on the face or back of the certificate where such reference states that a copy of said provisions, certified by an officer of the Corporation, will be furnished by the Corporation or its transfer agent, without cost, to and upon request of the certificate holder.

<PAGE 55> Exhibit 3.2

     SECTION 4. TRANSFERS OF STOCK. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of this Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     SECTION 5. REGISTERED SHAREHOLDERS. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls, to the extent permitted by law, a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to interest in such shares on the part of any other person, regardless of whether it shall have express or other notice thereof, except as otherwise provided by law.



                            ARTICLE VII
                         GENERAL PROVISIONS

     SECTION 1. DIVIDENDS. The Board of Directors, at any regular or special meeting thereof, subject to any restrictions contained in the Articles of Incorporation, may declare and pay dividends upon the shares of its capital stock in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent.

     SECTION 2. CHECKS. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may designate from time to time.

     SECTION 3. FISCAL YEAR. The fiscal year of the Corporation shall end on the 30th day of April.

     SECTION 4.          EXECUTION OF DEEDS, CONTRACTS AND OTHER DOCUMENTS.
Except as otherwise provided by the Articles of Incorporation and the Board of Directors, all deeds and mortgages made by the Corporation and all other written contracts and agreements to which the Corporation shall be a party may be executed on behalf of the Corporation by the Chairman of the Board, if one shall have been elected, the Chief Executive Officer, the President or one or more Vice Presidents, if any shall have been elected, and may be attested to and the corporate seal affixed thereto by the Secretary or Assistant Secretary. The Board of Directors may authorize the execution of deeds, mortgages and all other written contracts and agreements to which the Corporation may be a party by such other officers, assistant officers or agents, as may be selected by the said Chairman of the Board, Chief Executive Officer, or President from time to time and with such limitations and restrictions as said authorization may prescribe.

<PAGE 56> Exhibit 3.2

                            ARTICLE VIII
                        AMENDMENT TO-BYLAWS

     These Bylaws may be altered, amended, repealed or added to by the vote of a majority of the Board of Directors present at any regular meeting of the said Board, or at a special meeting of the directors called for that purpose, provided a quorum of the directors is present at such meeting, unless reserved to the shareholders by the Articles of Incorporation. These Bylaws, and any amendments thereto, and new Bylaws added by the directors, may be amended, altered or repealed by the shareholders and the shareholders may prescribe in any Bylaw made by them that such Bylaw shall not be altered, amended or repealed by the Board of Directors.


                             ARTICLE IX
                          INDEMNIFICATION

     SECTION 1. GENERAL. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. EXPENSES. To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 1 above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

     SECTION 3. STANDARD OF CONDUCT. Any indemnification shall be made hereunder only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 above. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or

<PAGE 57> Exhibit 3.2

proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the Board of Directors consists of a sole director or the Corporation is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

     SECTION 4. ADVANCE EXPENSES. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 3 above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     SECTION 5. BENEFIT. The indemnification provided by this Article shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may he entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 6. INSURANCE. The Corporation shall be empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article.

     SECTION 7. AFFILIATES. For the purposes of this Article, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger, as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

     SECTION 8. SURVIVAL. Upon the death of any person having a right to indemnification under this Article, such right shall inure to his heirs and legal representatives. In addition, such heirs and legal representatives shall be entitled to indemnification, under the terms of this Article, against all expenses (including attorney's fees, judgments, fines and amounts paid in settlement) imposed upon or reasonably incurred by them in connection with any claim, action, suit or proceeding described in the foregoing Section 1 on account of such deceased person.

<PAGE 58> Exhibit 3.2


                             ARTICLE X
                            SEVERABILITY

     The provisions of these Bylaws shall be separable each from any and all other provisions of these Bylaws, and if any such provision shall be adjudged to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, or the powers granted to this Corporation by the Articles of Incorporation or Bylaws.


     Adopted this 31st day of January, 2000.


                                   By: /s/Ramon Chimelis
                                   ----------------------
                                         Ramon Chimelis,
                                         President


(CORPORATE SEAL)


<PAGE 59> Exhibit 10.1


         CONSENT TO ACTION TAKEN IN LIEU OF ORGANIZATION MEETING

                                 of

                       BIG SKY INDUSTRIES VI, INC.

   The undersigned being the incorporator of the corporation hereby consent to and ratify the action taken to organize the corporation as hereafter stated:

   The Certificate of Incorporation filed on January 31, 2000 with the Secretary of State of Florida was approved and inserted in the record book of the corporation.

   The person whose name appear below was appointed interim director of the corporation to serve until his successors are appointed or elected and shall qualify:

   Ramon Chimelis

   The persons whose names appear below were appointed interim officers of the corporation to serve until their successors are appointed or elected and shall qualify:

   President:     Ramon Chimelis
   Secretary:     Ramon Chimelis
   Treasurer:     Ramon Chimelis

   The corporation's incorporator relinquishes to the corporation's initial board of directors any and all powers incidental to acting as such incorporator.

   By-laws regulating the conduct of the business and affairs of the corporation were adopted and inserted in the record book.

   The seal, an impression of which appears in the margin of this consent was adopted as the corporate seal of the corporation, and the specimen of certificates for shares in the form exhibited and inserted in the record book was adopted as the corporate stock certificate.

   The director was authorized to issue the capital stock of the corporation at such times and in such amounts as he shall determine, and to accept in payment thereof cash, labor done, personal property, real property or leases thereof, or such other property as the board may deem necessary for the business of the corporation.

   The director authorized the issuance of 1,000,000 shares of the corporation's capital stock to Ramon Chimelis in exchange for $1,000.00 cash.

   The treasurer was authorized to open a bank account with Bank of America located in Orlando, Florida.

<PAGE 60> Exhibit 10.1

   The president was authorized to designate (i) the principal office of the corporation in the State of Florida as the office for service of process on the corporation within the State of Florida, and (ii) to designate such further agents for service of process within or without this state as is in the best interests of the corporation. The president was further authorized to execute any and all certificates or documents to implement the above.


                                     Stockholder


                                     /s/ Ramon Chimelis
                                    ---------------------
                                     Ramon Chimelis


                                     DAVID M. BOVI, P.A.,
                                    ----------------------
                                     Incorporator


                                     By:  /s/ David M. Bovi
                                     ----------------------
                                     David M. Bovi, President


Dated: January 31, 2000

       A true copy of each of the following papers referred to in the foregoing consent is appended hereto.

 Certificate of Incorporation
 By-Laws